June 8, 2005


VIA EDGAR
---------
Mr. Kevin Rupert
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Third Avenue Trust (the "Trust")
                           (File No. 811-08039)
                           --------------------

Dear Mr. Rupert:

         On May 9, 2005, we received verbal comments from you concerning the Trust's 2004 Annual Report dated October 31, 2004. We have considered your comments on the Annual Report, which are summarized below, and have made the changes discussed in our responses below.

         Our responses to your comments are as follows:

1.       Small Cap Fund Schedule of Investments (p. 21)

Please clarify why the bank debt listed in the schedule has a cost basis of $0.

THE FUND PURCHASED THE BANK DEBT ALREADY IN DEFAULT. AS A RESULT, ANY DISTRIBUTIONS WERE ALLOCATED AS A REDUCTION OF THE FUND'S COST, UNTIL SUCH TIME THAT THE COST HAD BEEN REDUCED TO ZERO.

2.       Accounting Policies - Note 1 (p. 57)

In your next filing, please make it more clear that the Funds which constitute all four series of the Trust are not diversified.

WE WILL COMPLY WITH THIS COMMENT IN THE SEMI-ANNUAL REPORT FOR THE TRUST AND IN ALL FUTURE FILINGS OF FINANCIAL STATEMENTS.

3.       Security Valuation (p. 58)

Please clarify in future filings that the 15% limitation on illiquid assets applies to net assets and not total assets.

WE WILL COMPLY WITH THIS COMMENT IN THE SEMI-ANNUAL REPORT FOR THE TRUST AND IN ALL FUTURE FILINGS OF FINANCIAL STATEMENTS.


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

4.       Service Agent Fees (p. 65)

Please clarify the last paragraph on page 65 relating to Shareholder Servicing Agreements and detail the amounts paid from the Funds to the Adviser as discussed in this paragraph.

BOTH THE TRUST AND THE ADVISER HAVE ENTERED INTO VARIOUS SHAREHOLDER SERVICING AGREEMENTS WHEREBY A FEE IS PAID TO CERTAIN SERVICE AGENTS WHO ADMINISTER OMNIBUS ACCOUNTS FOR INDIRECT SHAREHOLDERS FOR EACH OF THE FUNDS. PURSUANT TO PROVISIONS ADOPTED BY THE BOARD OF THE TRUST, THE ADVISER HAS AGREED TO PAY THESE FEES DIRECTLY. THE FUNDS HAVE AGREED TO REIMBURSE THE ADVISER FOR THE AMOUNT THAT THE FUNDS WOULD HAVE BEEN CHARGED BY THEIR TRANSFER AGENT FOR ADMINISTERING THE ACCOUNTS ON AN INDIVIDUAL BASIS. THOSE AMOUNTS ARE LISTED IN THE FINANCIALS FOR EACH FUND UNDER THE LINE ITEM "SERVICE FEES" IN THE STATEMENT OF OPERATIONS (SEE PAGES 15, 29, 41 AND 54). THESE AMOUNTS WERE $3,405,702 FOR THE THIRD AVENUE VALUE FUND, $835,412 FOR THE THIRD AVENUE SMALL-CAP VALUE FUND, $1,299,838 FOR THE THIRD AVENUE REAL ESTATE VALUE FUND AND $244,950 FOR THE THIRD AVENUE INTERNATIONAL VALUE FUND. IN FUTURE FILINGS, WE WILL ENSURE THAT THIS ARRANGEMENT IS MORE CLEARLY DISCUSSED AND WE WILL INCLUDE A LISTING OF THE AMOUNTS REIMBURSED TO THE ADVISER WITHIN THE BODY OF THE APPROPRIATE NOTES TO THE FINANCIAL STATEMENTS AS WELL SO THAT THE AMOUNTS ARE READILY AVAILABLE TO THE READER WITHOUT HAVING TO REFER BACK TO THE FINANCIAL TABLES.

5.       Affiliated Brokerage

Please confirm supplementally whether the Funds were "paying up" for any research received from the Funds' affiliated broker/dealer.

THE TRUST HEREBY CONFIRMS THAT THE FUNDS DID NOT PAY ANY COMMISSION OR OTHER CHARGE FOR RESEARCH OR ANY OTHER PURPOSE OTHER THAN EXECUTION IN EXCESS OF THE AFFILIATED BROKER/DEALER'S CUSTOMARY EXECUTION CHARGE. NO TRADES WERE EXECUTED THROUGH THE AFFILIATED BROKER/DEALER FOR ANY REASON OTHER THAN BEST EXECUTION. THE TRUST HAS ADOPTED COMPLIANCE POLICIES AND PROCEDURES TO PROMOTE AND MONITOR ADHERENCE TO THIS REQUIREMENT.

         We believe that the above responses adequately respond to the concerns raised in your correspondence on April 14, 2005. Should you have any additional comments or concerns, please feel free to contact me at 212-906-1190.


                                                     Sincerely yours,

                                                 By: /s/ W. James Hall III
                                                     ---------------------------
                                                     W. James Hall III
                                                     General Counsel




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                                                June 8, 2005


VIA EDGAR
---------
Mr. Kevin Rupert
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Third Avenue Trust (the "Trust")
                           (File No. 811-08039)
                           --------------------

Dear Mr. Rupert:

         Pursuant to the written comments we received from you on May 9, 2005, concerning the Trust's 2004 Annual Report dated October 31, 2004 (the "Annual Report"), the Trust hereby acknowledges the following:

         The disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Annual Report Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.



                                        Very truly yours,



                                        Third Avenue Trust



                                        By: /s/ W. James Hall III
                                            ------------------------------------
                                            Name: W. James Hall III
                                            Title: General Counsel and Secretary





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